UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026                               .

Commission File Number 001-43425

First Phosphate Corp.

(Translation of registrant’s name into English)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F           ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SUBMITTED HEREWITH

The following documents of the Registrant are submitted herewith:

Exhibit	Description
99.1	Press Release

2 of 3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Phosphate Corp.
(Registrant)

Date: August 14, 2026	By	/s/”Bennett Kurtz”
(Signature)*

Bennett Kurtz, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

3 of 3